VIA EDGAR
April 15, 2010
Mr. Jeff Foor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	SunAmerica Series Trust (the “Registrant”) Registration File Nos. 33-52742 and 811-07238 CIK No. 0000892538
Dear Mr. Foor,
This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone conference on April 9, 2010 regarding Post-Effective Amendment No. 47 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on February 12, 2010. For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No 1	Please change the heading of each Portfolio’s summary page from “Portfolio Highlights” to “Portfolio Summary.”

Response:	The headings have been revised as requested.

Comment No 2	Investment Objective. Please delete the statement explaining that the Portfolio operates as a feeder fund and that the Portfolio invests all or substantially all of its investment assets in another mutual fund.

Response	The statement has been deleted. A similar discussion of the Portfolios is included in the section “A Quick Note About the Portfolios.”

Comment No 3	Fees and Expenses. Please remove the caption “Master-Feeder Total Expenses” as a column header in the Fee Table. Also, please revise the caption “Net Total Annual Operating Expenses” in accordance with requirements of Item 3 of Form N-1A.

Response	The requested changes have been made.

Comment No 4	Fees and Expenses. Please delete all footnotes to the Annual Portfolio Operating Expenses table that are not required or permitted.

Response	Footnotes 1, 2, 3 and 5 have been deleted. As discussed, Footnote 4 regarding the contractual waiver will remain a footnote to the Fee Table. Footnotes 1, 2 and 5

Jeff Foor
April 15, 2010

have been moved to “Information about the Investment Manager to the Portfolios” under the section titled “Management,” which now includes the following disclosure:

“The expense table contained in each Portfolio Summary reflects the total expenses of investing in the Portfolios, including the expenses related to their investments in the Master Funds. The following tables show how the expenses are allocated between the Portfolios and the Master Funds.

	American Funds®	American Funds®	American Funds®	American Funds®
	Growth	Global Growth SAST	Growth-Income SAST	Asset Allocation
Feeder Portfolio Expenses	SAST Portfolio	Portfolio	Portfolio	SAST Portfolio
Management Fees	0.85%	0.95%	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.06%	0.07%	0.07%	0.20%
Total Annual Portfolio Operating Expenses	1.16%	1.27%	1.17%	1.30%
Less Fee Waiver/Reimbursement	0.60%	0.70%	0.60%	0.60%
Total Annual Portfolio Operating Expenses After Waivers and/or Reimbursements	0.56%	0.57%	0.57%	0.70%

	Master Growth	Master Global	Master	Master Asset
Master Fund Expenses	Fund	Growth Fund	Growth-Income Fund	Allocation Fund
Management Fees	0.33%	0.54%	0.28%	0.31%
Distribution and/or Service (12b-1) Fees	N/A	N/A	N/A	N/A
Other Expenses	0.02%	0.02%	0.01%	0.01%
Total Annual Portfolio Operating Expenses	0.35%	0.56%	0.29%	0.32%
Total Master-Feeder Fund Expenses	0.91%	1.13%	0.86%	1.02

*	For the fiscal year ended December 31, 2009, based on average daily net assets, the Other Expenses of the American Funds® Asset Allocation SAST Portfolio include 0.03% paid to SAAMCo to effectuate the recoupment described below.

SAAMCo is voluntarily waiving fees and/or reimbursing expenses so that the Total Annual Portfolio Operating Expenses After Waivers and/or Reimbursements does not exceed 0.70% of each Portfolio’s expenses. These waivers and reimbursements will continue indefinitely, but may be terminated at any time. The voluntary waivers and/or reimbursements are subject to recoupment by SAAMCo from the Portfolio within the following two years, provided that such Portfolio is able to effect such payment to SAAMCo and maintain the foregoing voluntary expense limitations.”

Comment No 5	Fees and Expenses. Please revise footnote 4 to clarify whether there is any term to the contractual agreement to waive a portion of SAAMCo’s advisory fees.

Response	The last sentence of the footnote has been revised as follows:

“This fee waiver will continue indefinitely as long as the Portfolio is part of a master-feeder fund structure and cannot be reduced or eliminated without Board approval.”

Comment No 6	Fees and Expenses; Expense Example. In the narrative portion of the Expense Example, please revise the disclosure to reflect the extent to which the contractual waiver of the Portfolios’ advisory fees have been included in the Expense example.

Response	The disclosure has been revised to reflect that the contractual waiver of advisory fees will continue indefinitely and that the expense example reflects the waiver for all periods shown. It is our view that the contractual waiver should be included in

Jeff Foor
April 15, 2010

the expense example for the periods shown because the contract is for an indefinite period of time, approval by the Board of Trustees is required to terminate the contract, and it is currently anticipated that the master-feeder fund structure will continue as long as the master-feeder structure is in place. (There is no termination date anticipated.) Below is the revised disclosure:

“...The Example reflects the aggregate expenses of both the Master Growth Fund and the Portfolio and assumes that the contractual waiver of advisory fees continues indefinitely for all periods shown. Although your actual costs may be higher or lower, based on these assumptions and the Total Annual Operating Expenses After Waiver shown in the fee table, your costs would be.....”

Comment No 7	Principal Risks. Please delete the bullet point presentation of each Portfolio’s principal risks in the summary section and retain only the narrative summary of the principal risks.

Response	The requested change has been made.

Comment No 8	Performance Information. In the table reflecting the Portfolios’ Average Annual Total Returns, please delete the footnote defining the Portfolios’ indices and consider moving it to the narrative portion of the “Performance Information” section.

Response	The requested change has been made. The definitions of the Portfolios’ indices are included in new a section of the “Glossary” titled “About the Indices.”

Comment No 9	Investment Adviser. Please revise the disclosure to reflect that SAAMCo is the investment adviser of the Portfolio and delete references to SAAMCo’s provision of “operational support services.”

Response	The requested changes have been made. The revised disclosure is as follows:

“SunAmerica Asset Management Corp. serves as investment adviser to the Portfolio pursuant to its investment advisory and managaement agreement with the Trust. Capital Research and Management Company, serves as investment adviser to the Master ... Portfolio.”

Comment No 10	Investment Adviser. Under the discussion of Investment Adviser, where shareholders are referred to the section titled “Important Additional Information,” please include a page number.

Response	The requested change has been made.

Comment No 11	Payments in Connection with the Distribution. Please include disclosure regarding payments to broker-dealers and other financial intermediaries.

Response	The disclosure has been added, as follows:

Payments to Broker-Dealers and Other Financial Intermediaries

The Portfolios are not sold directly to the general public but instead are offered as an underlying investment option for Variable Contracts. The Portfolios and their related companies may make payments to the sponsoring insurance company (or its

Jeff Foor
April 15, 2010

affiliates) for distribution and/or other services. These payments may create a conflict of interest as they may be a factor that the insurance company considers in including the Portfolios as underlying investment options in the Variable Contract. The prospectus (or other offering document) for your Variable Contract may contain additional information about these payments.
     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents, and represents that it will not assert the SEC’s comment process as a defense in any securities-related litigation brought against the Portfolios.
     Please do not hesitate to contact me at (713) 831-3299. If you have comments or if you require additional information regarding the Registrant’s Registration Statement.
Respectfully submitted,
/s/ Mark Matthes
Mark Matthes